As filed with the Securities and Exchange Commission on January
18, 1996.
                                    Registration No. 33-65047

           SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                          AMENDMENT NO. 1 TO
                                FORM S-3
                      REGISTRATION STATEMENT
                                Under
                      The Securities Act of 1933
               CONTINENTAL WASTE INDUSTRIES, INC.
       (Exact name of registrant as specified in its charter)

        Delaware                             11-2909512
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)          Identification No.)

                 67 Walnut Avenue,  Suite 103
                       Clark, New Jersey
                        (908) 396-0018

(Address including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   CARLOS E. AGUERO
            CONTINENTAL WASTE INDUSTRIES, INC.
             67 Walnut Avenue,  Suite 103
               Clark, New Jersey  07066
                    (908) 396-0018
(Name and address, including zip code, and telephone number, including area code, of agents for service)

                       With a Copy to:
                MICHAEL J. CHOATE, ESQ.
            SHEFSKY FROELICH & DEVINE LTD.
            444 North Michigan Avenue, Suite 2500
                    Chicago, Illinois  60611
                          (312) 527-4000

Approximate date of commencement of proposed sale to the public:
 As soon as practicable after this Registration Statement has become effective.

 If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans,
check the following box.     X

 If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.      _________

 If this Form is a post-effective amendment filed pursuant to
Rule 462(c) under the Securities Act, please check the
following box and list the Securities Act registration statement number of the earlier effective registration statement for the
same offering.    _________

 If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                      CALCULATION OF REGISTRATION FEE



Title of each             Proposed   Proposed
class of                  Maximum    Maximum
securities                Offering   Aggregate    Amount of
to be        Amount to be Price Per  Offering    Registration
registered  Registered(1)  Share (2)  Price (2)     Fee(3)

Common Stock, 2,363,453   $10.25   $24,225,393.15   $8,354
par value
$0.0006 per
share

(1) A total of 109,908 shares of common stock are being carried forward from the Registrant's Registration Statement, Registration No. 33-86042. A registration fee of $369.00 was paid by the Registrant in connection with the registration of these securities.
(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c).
(3) A registration fee of $8,845 was paid previously by the registrant with the initial filing.

     In accordance with Rule 429, the Prospectus contained in this Registration Statement will also be used in connection with the sale of securities previously registered by the Registrant on Form S-3 and dated November 4, 1994, Registration
No. 33-86042.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                               2,473,361 Shares


                      CONTINENTAL WASTE INDUSTRIES, INC.

                                 Common Stock
                        ($0.0006 par value per share)




  This Prospectus relates to the public offering of up to 2,473,361 shares (the "Shares") of common stock, $0.0006 par value per share (the "Common Stock"), of Continental Waste Industries, Inc. (the "Company"). All of the Shares offered hereby may be sold from time to time by the stockholders described herein (each a "Selling Stockholder," collectively the "Selling Stockholders") in transactions in which they and any broker-dealer through whom such Shares are sold may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), as more fully described herein. Any commissions paid or concessions allowed to any broker-dealer, and, if any broker-dealer purchases such Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting discounts and commissions under the Act. The Company will not receive any of the proceeds from the sale of the Shares but will pay the expenses incurred in registering the Shares, including legal and accounting fees. Selling Stockholders will bear all other expenses of this offering, including brokerage fees, any underwriting discounts or commissions. In accordance with Rule 429, this Prospectus is also being used in connection with the sale of Shares previously registered by the Company on Form S-3 and dated November 4, 1994, Registration No. 33-86042.

  On January 12, 1996, the Company had 14,044,262 shares of its Common Stock outstanding. The Common Stock is included for quotation on the Nasdaq National Market ("Nasdaq") under the symbol "CONT." The last reported sale price of the Common Stock on the Nasdaq on January 16, 1996 was $11 7/16 per share.


  Prospective purchasers should carefully consider the matters set forth under the caption "Risk Factors" located on page 4.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



         The date of this Prospectus is January 18, 1996.

                           AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; New York Regional
Office, Public Reference Room, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of this material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is included for quotation on the Nasdaq National Market and these reports, proxy statements and other information concerning the Company may be inspected at the office of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above.

                    DOCUMENTS INCORPORATED BY REFERENCE

   The following documents heretofore filed by the Company with the Commission under the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-KSB for the year ended December 31, 1994; (ii) the Company's Quarterly Report on Form 10-QSB for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995; and (iii) the Company's Current Reports on Form 8-K dated April 1, 1995, August 28, 1995, October 11, 1995, October 27, 1995, October 31, 1995
and January 10, 1996.

   All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing these documents. Any statements contained in a document incorporated by reference herein shall be deemed to be modified orsuperseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference.

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS THERETO) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY ANY PERSON TO WHOM THIS PROSPECTUS HAS BEEN DELIVERED, FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO JEFFREY E. LEVINE, SENIOR VICE PRESIDENT AND GENERAL COUNSEL, 67 WALNUT AVENUE, SUITE 103, CLARK, NEW JERSEY 07066 (TELEPHONE 908-396-0018).

                         THE COMPANY


   Continental Waste Industries, Inc. (the "Company") provides integrated solid waste management services to approximately 175,000 residential, commercial and industrial customers concentrated primarily in the Midwestern and Mid-South regions of the United States. These services include non-hazardous landfill disposal, solid waste collection, transfer station
operations and recycling programs.   The Company also provides
solid waste management services in Costa Rica and Mexico.

   The Company has grown both through 27 separate acquisitions and through internal growth expansion. The Company significantly expanded the scope of its operations in July 1994 by acquiring a controlling interest in Victory Waste Incorporated ("Victory") and G.E.M. Environmental Management, Inc. ( GEM ) which collectively operated three landfills and a waste collection company in Indiana. Since the Company's public offering in November 1994, the Company has completed seven acquisitions, representing annual revenues of approximately $15.0 million based on nine months of operating results for the period ended September 30, 1995.

   The Company conducts its domestic solid waste operations in Indiana, Michigan, Missouri, Illinois, Kentucky, South Carolina, Tennessee, Mississippi and West Virginia. The Company operates primarily in smaller metropolitan markets and in rural areas, although some sites are economically accessible from Chicago and other large cities. The Company currently owns and operates a total of nine landfills, nine waste collection operations, thirteen transfer stations and three municipal recycling facilities. At its landfills, the Company has approximately 750 acres permitted or in various stages of permitting approval. The Company accepted approximately 1.2 million tons of solid waste at its landfills during the nine months ended September 30, 1995.

   The Company's growth strategy is centered around landfill and collection business acquisitions and a landfill capacity expansion program primarily within midsized regional markets, as well as selected Latin American markets. The Company pursues a "hub and spoke" acquisition strategy, involving the acquisition of landfills in its target markets as well as collection operations around Company-owned landfills. The Company targets both profitable and under-performing landfills and collection businesses. The Company will also consider acquiring recycling businesses in markets where these businesses can complement the Company's solid waste management services.

   The Company believes it enhances the productivity of acquired businesses through its expertise in regulatory and permitting matters and through its internal landfill remediation and construction capabilities. The Company also seeks to optimize the performance of acquired businesses and the utilization of disposal capacity by securing a captive waste stream for each landfill site through an integrated network of collection companies and transfer stations; through long-term disposal contracts; through enhanced marketing initiatives; through the public contract bidding process; through acquisitions of customer lists; and through other programs that reduce dependence on waste volumes from unaffiliated haulers. At present, approximately 48% of the waste received by the Company's landfills is derived from the Company's own collection and transfer station operations or is received under contracts of more than one year in duration. The Company seeks to improve operating efficiencies and profitability through densifying collection routes, rationalizing operating and administrative costs, and selectively increasing prices.

   The Company's waste hauling and transfer operations currently dispose at Company landfills more than 90% of the waste which they collect. The Company targets collection markets where it can be the leading provider of services. In each of the markets where the Company provides collection services, the Company believes that it is the leading collector and has established a balanced mix of residential, commercial, industrial and municipally-contracted service revenues.

   Another element of the Company's growth strategy is evidenced by its recent entry into the Latin American marketplace. In August 1994, the Company completed the acquisition of the only privately-owned, non-hazardous waste landfill operation in Costa Rica. This business holds municipal contracts to serve 55,000 residential and small commercial customers located in the first, second and sixth largest cities in Costa Rica. In August 1995, the Company acquired a 72% interest in Procesa Continental S.A. de C.V. ( Procesa ), a Mexican landfill, engineering and management company headquartered in Mexico City. The Company believes Procesa provides the Company with a strategic entry into the Mexican solid waste disposal market and provides a base for expanding the Company's operations in Mexico. The Company intends to increase its operations in Latin America, primarily through obtaining operating contracts and secondarily through joint ventures with local entities or by acquiring existing waste collection and/or disposal businesses.

   The Company is a Delaware corporation with its principal executive offices located at 67 Walnut Avenue, Suite 103, Clark,
New Jersey 07066; (908) 396-0018.


                       RISK FACTORS

   Prospective investors should be aware of the following material risks relating to an investment in the Company:

Extensive Environmental and Land Use Laws and Regulations. The Company is subject to extensive and evolving environmental and land use laws and regulations which have become increasingly stringent in recent years as a result of greater public interest in protecting the environment. These laws and regulations affect the Company's business in many ways, including as set forth below, and will continue to impose substantial costs on the Company. Additionally, any reduction in enforcement or relaxation of environmental regulations could have a material adverse effect on the Company's business and financial condition.

         Extensive Permitting Requirements. In order to develop, operate and expand solid waste management facilities, it is generally necessary to obtain and maintain in effect one or more permits as well as zoning, environmental and/or other land use approvals. These permits and approvals are difficult and time consuming to obtain and are frequently subject to opposition by various elected officials or citizens. In addition, facility operating permits may be subject to modification or revocation, and it may be necessary to periodically renew a permit, which may reopen opportunities for opposition to the permit. There can be no assurance that the Company will be successful in obtaining and maintaining in effect the permits and approvals required for the successful operation and growth of its business, and the failure by the Company to obtain or maintain in effect a permit significant to its business could have a material adverse effect on the Company's business and financial condition.

        Design, Operation and Closure Requirements. The design, operation and closure of landfills is extensively regulated. These regulations include, among others, the regulations (the "Subtitle D Regulations") establishing minimum federal requirements adopted by the United States Environmental Protection Agency (the "EPA") in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976 ("RCRA"). The Subtitle D Regulations require all states to adopt regulations regarding landfill design, operation and closure requirements that are no less stringent than the Subtitle D Regulations. Most states, including those states in which the Company's landfills are located, have extensive landfill regulations which have been updated or replaced with new regulations consistent with the Subtitle D Regulations. These federal and state regulations require the Company to monitor groundwater, provide financial assurance, and fulfill closure and post-closure obligations. These regulations could also require the Company to undertake investigatory or remedial activities, to curtail operations or to close a landfill temporarily or permanently. Future changes in these regulations may require the Company to modify, supplement, or replace equipment or facilities at costs which may be substantial. Although the Company maintains reserves for the payment of obligations related to the closure and post-closure monitoring of landfill sites and the remediation of its facilities, the financial obligations related to these responsibilities may exceed the Company s reserves, thereby having a material adverse effect on the Company s business and financial condition.


        Legal and Administrative Proceedings. In the ordinary course of its business, the Company may become involved in a variety of legal and administrative proceedings relating to land use and environmental laws and regulations. These may include proceedings by federal, state or local agencies seeking to impose civil or criminal penalties on the Company for violations of those laws and regulations, or to impose liability on the Company under federal or comparable state statutes, or to revoke or deny renewal of a permit; actions brought by citizens groups, adjacent landowners or governmental entities opposing the issuance of a permit or approval to the Company or alleging violations of the permits pursuant to which the Company operates or laws or regulations to which the Company is subject; and actions seeking to impose liability on the Company for any environmental damage at its landfill sites or that its landfills or other properties may have caused to adjacent landowners or others, including groundwater or soil contamination. A local citizens group recently filed objections to issuance of a renewed permit at the Company's United Refuse landfill near Ft. Wayne, Indiana. The Company could incur substantial legal expenses during the course of this or other proceedings, and these expenses or the adverse outcome of one or more of these proceedings could have a material adverse effect on the Company's business and financial condition.

During the ordinary course of its operations, the Company has from time to time received, and expects that it may in the future from time to time receive, notices from governmental authorities that its operations are not in compliance with its permits or certain applicable environmental or land use laws and regulations. The Company generally seeks to work with the authorities to resolve the issues raised by such citations or notices. There can be no assurance, however, that the Company will always be successful in this regard, and the failure to resolve a significant issue could have a material adverse effect on the Company s business and financial condition.

   Potential Liabilities. There may be various adverse consequences to the Company in the event that a facility owned or operated by the Company causes environmental damage, in the event that waste transported by the Company causes environmental damage at another site, or in the event that the Company fails to comply with applicable environmental and land use laws and regulations or the terms of a permit or outstanding consent order. These may include the imposition of substantial monetary penalties on the Company; the issuance of an order requiring the curtailment or termination of the operations involved or affected; the revocation or denial of permits or other approvals necessary for continued operation or landfill expansion; the imposition of liability on the Company in respect of any environmental damage (including groundwater or soil contamination) both at its landfill sites as well as those of adjacent landowners or others which may have been caused by the Company's landfills or by waste transported by the Company; the imposition of liability on the Company under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ( Superfund ) or under comparable state laws; and criminal liability for the Company or its officers. Any of the foregoing could adversely affect the Company's business and financial condition. The Company has not been able to obtain, at a reasonable premium, significant environmental impairment liability insurance. Liability for environmental damage could have a material adverse effect on the Company s business and financial condition.

   Type, Quantity and Source Limitations. Certain permits and approvals may limit the types or quantity of waste that may be accepted at a landfill during a given time period. In addition, certain permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the import of out-of-state waste or otherwise discriminate against out-of-state waste. Some of the waste accepted at the Company's landfills is transferred across state borders. Generally, restrictions on the import of out-of-state waste have not withstood judicial challenge. However, proposed federal legislation would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. If this or similar legislation is enacted, states in which the Company operates landfills could act to limit or prohibit the import of out-of-state waste. Such state actions could adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state and could have a material adverse effect on the company's business and financial condition.

In addition, certain states and localities may, for economic or other reasons, restrict the export of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. Recently, the United States Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls. However, certain state and local jurisdictions continue to enforce these restrictions. These restrictions could result in reduced waste volume in certain areas, which may adversely affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. These restrictions may also result in higher disposal costs for the Company's collection operations. An inability to pass along these higher operating or disposal costs to customers could have a material adverse effect on the Company s business and financial condition.

        Limitations on Expansion. The Company's growth strategy depends, in part, on its ability to expand current and additional disposal facilities and related collection businesses. The difficulty and uncertainty related to permitting new or expanding existing disposal facilities, together with the continuing decrease in the number of operating landfills throughout the country has caused intense competition in the waste disposal industry for the acquisition of existing landfills and related businesses. Accordingly, it may become uneconomical for the Company to make further acquisitions or the Company may be unable to locate suitable acquisition candidates, particularly in markets the Company does not already serve. There can be no assurance of future opportunities to acquire or expand landfills at reasonable cost within the Company's financial capability. Further, any growth of the Company through the expansion or modification of permits at existing disposal facilities will require substantial capital expenditures for engineering fees and for construction costs if such permits are granted. The inability to acquire or expand landfills at a reasonable cost, secure necessary permits, or fund capital expenditures related thereto could have a material adverse effect on the Company s business and financial condition.

        Capitalized Expenditures. In accordance with generally accepted accounting principles, the Company capitalizes certain expenditures and advances relating to its acquisitions, pending acquisitions and landfill development and expansion projects. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. The Company charges against earnings any unamortized capitalized expenditures and advances (net of any portion thereof that the Company estimates will be recoverable, through sale or otherwise) relating to any operation that is permanently shut down, any pending acquisition that is not consummated, and any landfill development or expansion project not successfully completed. There can be no assurance that the Company will not be required to incur a charges in the future against earnings in accordance with this policy, which charges, against earnings, if significant, could have a material adverse effect on the Company s business and financial condition.

        Competition. The solid waste collection and disposal business is highly competitive and requires substantial amounts of capital. The Company competes with numerous waste management companies, many of which have significantly larger operations and greater resources. The Company also competes with counties and municipalities that maintain their own waste collection and disposal operations. These counties and municipalities may be better positioned to finance these operations due to the availability of tax revenues and tax exempt financing. In addition, competitors may reduce the price of their services in an effort to expand market share or to win competitively bid municipal contracts.

     The Company provides a portion of its residential collection services under county and municipal contracts that are subject to periodic competitive bidding. There is no assurance that the Company will be the successful bidder in the future and will be able to retain such contracts. The Company's inability to compete with these larger and better capitalized companies, or to replace any contract lost through the competitive bidding process with a comparable contract within a reasonable time period could have a material adverse effect on the Company's business and financial condition.

        Financial Assurance Obligations. The Company is required, from time to time, to provide financial assurance in connection with municipal residential collection contracts and to a lesser extent private sector customers, and with the operation or closure of landfills and post-closure monitoring and corrective activities. If the Company were to be unable to obtain surety bonds or letters of credit in sufficient amounts or at reasonable rates, or to provide other required forms of financial assurance, it might be precluded from entering into additional municipal collection contracts or obtaining or retaining required landfill permits and approvals. The inability to provide financial assurance could have a material adverse effect on the Company's business and financial condition.

        Alternatives to Landfill Disposal. Alternatives to landfill disposal, such as recycling, incineration and composting, are increasingly being utilized in the waste management industry. In addition, there has been a growing trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain types of wastes, such as yard wastes, at landfills. For example, many states, including states in which the Company owns landfills, have adopted bans on the disposal of yard waste or leaves in landfills and many states have adopted rules restricting or limiting disposal of tires at landfills. This may result in the volume of waste going to landfills in certain areas, which may affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services.

        Uncertainty of Operations in Latin America. The Company's Latin American operations are subject generally to such risks as currency fluctuations and exchange controls, availability of suitable employees to control and coordinate operations in different jurisdictions, changes in foreign laws or governmental policies or attitudes concerning their enforcement, political changes, uncertain local economic conditions, and international tensions. An adverse change in any of these items could have a material adverse effect on the Company's business and financial condition.

    The Company's Latin American operations are also subject to risks associated with Latin American regulations governing solid waste disposal operations. The inability or unwillingness of governments in Latin America to enforce existing environmental regulations could adversely affect demand for the Company's services in Latin America and could have a material adverse effect on the Company s business and financial condition. In addition, changes in these regulations could have a material adverse effect on the company's business and financial condition.

        Dependence on Senior Management. The Company is highly dependent upon its senior management team. The loss of the services of any member of senior management may have a material adverse effect on the Company s business and financial condition.

        Economic Cycles and Seasonality. The Company's business is affected by general economic conditions. There can be no assurance that an economic downturn will not result in a reduction in the volume of waste disposed at the Company's operations and/or the price that the Company can charge for its services. The Company's revenues may also be affected by seasonal weather conditions. This is primarily attributable to:
(i) the volume of waste relating to construction and demolition activities and activities relating to the remediation of contaminated soils tending to increase in the spring and summer months; and (ii) the volume of industrial and residential waste in the regions where the Company operates tending to decrease during the winter months. Particularly harsh weather conditions may result in the temporary suspension of certain of the Company's operations which could have a material adverse effect on the Company's business and financial condition.

        Prohibitions Under the Delaware General Corporation Law Restricting Certain Business Combinations. Section 203 of the Delaware Corporation Law (the "Delaware Antitakeover Law") prohibits, under certain circumstances, "business combinations" between a Delaware corporation, whose stock is publicly-traded or held by more than 2,000 stockholders, and an "interested stockholder" of such corporation. The provisions prohibiting business combinations could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions also could discourage, impede, or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders. See "Description of Capital Stock Delaware Antitakeover Law."

        Potential Insurance of Preferred Shares. The Company's Certificate of Incorporation authorizes the issuance of: (i) 425,200 shares of preferred stock without designation, par value of $5.64 per share; (ii) 119,000 shares of preferred stock without designation, par value of $20.00 per share (the preferred shares described in items (i) and (ii) are collectively referred to as the "Non-designated Preferred Shares"); and (iii) 100,000 shares of blank check preferred stock, par value $0.001 per share (the "Blank Check Preferred Shares"); none of which shares of preferred stock were issued and outstanding as of the date of this Prospectus. Although the issuance of Non-designated Preferred Shares would require stockholder approval, the Company's certificate of incorporation grants the Board of Directors the right to cause the Company to issue the Blank Check Preferred Shares in one or more series. The Board of Directors has the authority to issue the Blank Check Preferred Shares and determine or alter for each such series, the voting powers, full or limited, or new voting powers, and such designations, preferences, and relative participating, optional or other special rights and such qualifications, limitations, or restrictions. If the Company should ever issue preferred shares, such preferred shares could contain voting or other rights which could discourage, impede, or prevent a merger, tender offer or proxy contest which could be favorable to the interests of stockholders.

       SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

   The following table sets forth selected consolidated financial information derived from the consolidated financial statements of the Company and selected consolidated operating data for the periods indicated. Balance sheet data as of December 31, 1991, 1992, 1993 and 1994 and income statement data for the years then ended have been derived from audited consolidated financial statements. Balance sheet data as of December 31, 1990 and income statement data for the year ended December 31, 1990 and balance sheet data as of September 30, 1995 and income statement data for the nine months ended September 30, 1994 and 1995 have been derived from unaudited consolidated financial statements which, in the opinion of management, include all adjustments necessary for a fair statement of the results of operations and financial position for such periods and as of such dates.
Results for the nine months ended September 30, 1995 are not necessarily indicative of results for the full year. Certain factors that affect the comparability of the information set forth in the following table are described in the footnotes thereto. In addition, the data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes filed in the Company's 1994 Form 10-KSB.


                                                             Nine Months Ended
                           Year Ended December 31,              September 30,
                       1990    1991    1992    1993    1994     1994    1995
                              (In thousands, except per
                                     share data)
Income Statement Data:
 (a)
 Revenue             $7,844   $8,488  $13,348 $16,204 $28,728 $19,135  $33,443

 Operating expenses   6,859    6,862    9,793  11,209  17,224  12,002   19,917
 General and
  administrative
   expenses             643      861    1,860   2,067   4,485   2,749    4,812

 Income from
  operations            342      765    1,695   2,928   7,019   4,384    8,714
 Interest expense        -       180      891   1,303   1,881   1,238    2,266
 Other income
  (expenses)             52       26      107      49    (126)    (74)     126
 Income before income
  taxes and extraordinary
  gain                  394      611      911   1,674   5,012   3,072    6,574
 Provision for income
  taxes                  89      159      222     721   2,245   1,381    2,716

 Income before
  extraordinary
  gain                  305      452      689     953   2,767   1,691    3,858
 Extraordinary gain
  from prepayment of
  debt at a discount     -        -        -       -      357     357       -


 Net income             305      452      689     953   3,124   2,048    3,858
 Preferred stock
  dividends earned(b)   117      211      411     130      -       -        -


 Income available to
  common
  stockholders         $188     $241     $278    $823  $3,124  $2,048   $3,858

Earnings Per Share
 Data: (a)(d)
 Primary earnings
  per share before
  extraordinary gain  $0.14    $0.17    $0.10   $0.21   $0.40  $0.29    $0.34
 Fully diluted
  earnings per share
  before
  extraordinary gain  $0.14    $0.17    $0.10   $0.19   $0.36  $0.26    $0.33
 Primary weighted
  average shares      1,308    1,402    2,795   3,950   6,930  5,747   11,355
 Fully diluted
  weighted average
  shares              1,308    1,402    2,795   4,740   7,685  6,528   11,564
Other Operating
 Data: (a)
 Depreciation and
  amortization         $167     $434   $1,805  $2,606  $3,802 $2,834   $4,566
EBITDA (c)             $509   $1,199   $3,500  $5,534 $10,821 $7,218  $13,280

                         December 31,            As of September
                1990  1991   1992   1993    1994     30, 1995

Balance Sheet
 Data: (a)
 Cash and cash
  equivalents   $250   $711  $1,153 $1,062  $4,677   $2,624
 Total assets  4,548  9,456  32,277 35,257  88,148  113,523
 Total debt      703  3,853  16,057 15,404  25,348   46,539
 Total
  stockholders'
  equity       2,662  3,503   6,549  9,060  37,164   42,624


(a) The Company completed several acquisitions during the periods presented. The most significant of the acquisitions during this time include Barker Brothers Waste, Incorporated in January 1991, FLL, Inc. in May 1992 and Victory and GEM in July 1994. See Note 2 of the Notes to Consolidated Financial Statements in the Company's 1994 Form 10-KSB.

(b) Dividends on the Company's Series A preferred shares and Series B preferred shares were suspended after April 1, 1993 by agreement. In connection with the Company's public offering on November 4, 1994, the Series B preferred shares were redeemed and the Series A preferred shares were exchanged for 425,200 shares of Common Stock plus warrants to purchase 42,656 shares of Common Stock. No preferred stock is currently outstanding.

(c) EBITDA is defined as income from operations plus depreciation and amortization and is relevant to an understanding of the Company's performance because it reflects the Company's ability to generate cash flows sufficient to service fixed obligations. EBITDA should not be considered an alternative to: (i) operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the Company's operating performance; or (ii) cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

(d) On December 28, 1995, the Company effected a 5 for 3 stock split on its common stock. Both per share and weighted average share information have been restated for all periods to reflect the 5 for 3 stock split. As a result of the restatement, presented per share and weighted average share information will not be comparable to amounts disclosed in documents previously filed with the Securities and Exchange Commission.



                           SELLING STOCKHOLDERS

     An aggregate of up to 2,473,361 Shares may be offered by certain Selling Stockholders. The following table sets forth certain information with respect to the Selling Stockholders. The Company will not receive any of the proceeds from the sale of these Shares. Based on information provided by the Selling Stockholders, no Selling Stockholder owns 1% or more of the Company's outstanding Common Stock prior to this Offering, except as indicated below. Beneficial ownership after the Offering will depend on the number of Shares sold by each Selling Stockholder.


                     Shares Beneficially         Shares to be
                        Owned Prior               Beneficially
                       to Offering     Shares    Owned After
                                       Being      Offering
                                       Offered
Selling Stockholder    Number  Percent           Number Percent

Carlos Alberto Aguero   1,666     *     1,666      --      --
Maggie Aguero           3,896     *     3,896      --      --
Edward Albert, Jr.     23,405     *    23,405      --      --
Apex Investment Fund,
  L.P.                423,441   3.0%  423,441      --      --
Henry Araujo            6,688     *     6,688      --      --
Bryan Barker            5,190     *     5,190      --      --
Fay Barker              2,956     *     2,956      --      --
Marvin Barker          10,098     *    10,098      --      --
Royce Barker           14,236     *    14,236      --      --
Scott Barker            2,626     *     2,626      --      --
Sylvia Bertot,
 custodian for
  Jeremy Alvarez        1,500     *     1,500      --      --
Allen R. Brodbeck       4,346     *     4,346      --      --
Roberto Burgaleta       1,480     *     1,480      --      --
Camelford Holdings,
  Ltd.                  8,708     *     8,708      --      --
Jerome Case             1,000     *     1,000      --      --
William Cunningham      2,778     *     2,778      --      --
Arturo Davila
 Villareal             41,666     *    41,666      --      --
Michael J. Drury       61,360     *    61,360      --      --
Frank Faltus            6,666     *     6,666      --      --
Fred Helgeson             490     *       490      --      --
Environmental Venture
 Fund Limited
  Partnership         664,752   4.8%  664,752      --      --
First National Bank
 of Terre Haute,
 trustee for THAFNAB
 and Company            3,055    *      3,055      --      --

Richard Friedman       16,666    *     16,666      --      --
Gregory Gibson        129,859    *    129,859      --      --
Nikki Gibson              721    *        721      --      --
Alva Leon Gilliam      12,988    *     12,988      --      --
Alva Lynn Gilliam      12,988    *     12,988      --      --
Gary Gilliam           12,988    *     12,988      --      --
Stephen Gilliam        12,988    *     12,988      --      --
Larry Henderson        28,125    *     28,125      --      --
Elisabeth Imhoff        1,515    *      1,515      --      --
Lawrence Kaplan         4,166    *      4,166      --      --
Stanley Kaplan          4,166    *      4,166      --      --
Michael E. King        17,741    *     17,741      --      --
Diana Lake              2,956    *      2,956      --      --
MBI, Inc.              13,581    *     13,581      --      --
Gates Maloney           1,480    *      1,480      --      --
Roger McDonald          1,666    *      1,666      --      --
Barry McFarland         3,913    *      3,913      --      --
Donald Moorehead, Jr.     833    *        833      --      --
Rolando Montoya         2,230    *      2,230      --      --
Lorna Moreno            5,573    *      5,573      --      --
Niurka Moreno           1,666    *      1,666      --      --
Sherry Nesler          26,650    *     26,650      --      --
Oakwood Holding Ltd.    4,396    *      4,396      --      --
Ana Rafaela Perez       1,666    *      1,666      --      --
John W. Perry             555    *        555      --      --
George Plews           11,890    *     11,890      --      --
Steven Preuett          2,230    *      2,230      --      --
Francisco A. Saavedra   2,956    *      2,956      --      --
Salcott Holdings, Ltd. 93,145    *     93,145      --      --
Kathleen F. Salopek    22,166    *     22,166      --      --
Timothy J. Salopek     22,166    *     22,166      --      --
Thomas Sands            1,666    *      1,666      --      --
Dallas Schnitizius     94,855    *     94,855      --      --
G. Michael Shannon    128,132    *    128,132      --      --
Sequoia Technology
 Partners III          22,221    *     22,221      --      --
Anthony D. Smith, Sr.  14,166    *     14,166      --      --
Gershon Stern           8,333    *      8,333      --      --
Joel Stone             98,523    *     98,523      --      --
Raul E. Tamayo &
 Carmen Tamayo          2,230    *      2,230      --      --
The Productivity
 Fund L.P.            320,512  2.3%   320,512      --      --
Universal Partners L.P. 8,333    *      8,333      --      --
Wightman
 Environmental, Inc.    5,758    *      5,758      --      --


Total               2,473,361 17.8% 2,473,361      --      --





     The number of Shares which may actually be sold by the Selling Stockholders will be determined from time to time by them and will depend upon a number of factors, including the price of the Shares from time to time. Because the Selling Stockholders may offer all or none of the Shares that they hold and because the offering contemplated by this Prospectus is not being underwritten, no estimate can be given as to the number of Shares that will be held by the Selling Stockholders.

     There are no material relationships between any of the Selling Stockholders and the Company or any of its predecessors or affiliates, nor have any such material relationships existed within the past three years, except as follows:

     Allen R. Brodbeck, Arturo Davila Villareal, Michael J.
Drury,
Steven Pruett, Timothy J. Salopek, Dallas Schnitzius and G.
Michael Shannon are employees of the Company or its subsidiaries.

     Environmental Venture Fund Limited Partnership, Apex Investment Fund, L.P., The Productivity Fund Limited Partnership (referred to collectively as the "Venture Investors"), Mr. Aguero, Mr. Volini (collectively with the Venture Investors referred to as the "Agreeing Stockholders"), the Company and Mr. Maxwell entered into an agreement (the "Stockholders' Agreement") dated as of May 10, 1994. The Stockholders' Agreement contains a voting agreement whereby the parties agree to take such actions as necessary to maintain the membership of the Board of Directors to include Messrs. Aguero, Volini, Carlson, Haider and the designee of the Venture Investors (currently Mr. Maxwell). The Stockholders' Agreement grants the Agreeing Stockholders rights of first refusal to shares of Common Stock offered by other Agreeing Stockholders, under certain circumstances. In addition, upon the death of either Messrs. Aguero or Volini, the Company is granted the right to purchase the shares held by the decedent party's estate or legal representative, based upon the average closing price as quoted on the Nasdaq National Market for the 15 trading days ending one week prior to the date of repurchase (the "Repurchase Price"). Further, upon the death of either Messrs. Aguero or Volini, the decedent party's shares of Common Stock upon the quotient obtained by dividing proceeds of any life insurance policy on the decedent by the Repurchase Price. The Company is the beneficiary of certain key man insurance on the life of Mr. Aguero, the proceeds of which would be used to fund any repurchase obligations with respect to Common Stock owned by Mr. Aguero. Finally, the Stockholders' Agreement grants the Venture Investors an unlimited number of demand registration rights covering all of the shares of Common Stock owned by the Venture Investors.

    The Company purchased materials totaling approximately $2.1 million from Mid-America Lining Co. since 1994. Mr. Brodbeck owns 25.0% of the outstanding equity of Mid-America Lining Co.

     The Company purchased certain assets from Mr. Salopek and his spouse, Mrs. Kathy Salopek, in exchange for 26,600 shares of Common Stock on October 19, 1994. The purchased assets include all stock of WPP Services, Inc. owned by Mr. Salopek and his spouse, his interest in the Gila Bend landfill development project, and the right to assume Mr. Salopek's position in certain other Latin American solid waste business ventures in various stages of development. The Company also agreed to reimburse Mr. Salopek for development expenses incurred personally by Mr. Salopek at the Company's Costa Rican operations. The shares of Common Stock exchanged for these assets were issued in private transactions exempt from registration under the federal securities laws.

     In August 1995, the Company provided Mr. Salopek with 10.0% of the outstanding shares of common stock of CWI Mexican Ventures S.A. de C.V., parent company of Procesa. Pursuant to the terms of Mr. Salopek's employment agreement, Mr. Salopek is entitled to a Mexican Development Bonus equal to a 10% interest in any new projects developed by the Company in Mexico. As a result, in August 1995, Mr. Salopek received an effective interest equal to 8% of the outstanding shares of Procesa, leaving the Company with a 72% interest in Procesa. The Company effectively acquired 72% of the outstanding shares of Procesa after providing Mr. Salopek with the bonus described above.

                       DESCRIPTION OF CAPITAL STOCK

General

     The authorized capital stock of the Company consists of: (i) 40,000,000 shares of Common Stock, par value $0.0006 per share, 14,044,262 of which shares were outstanding as of the date of this Prospectus; (ii) 425,200 shares of preferred stock without designation, par value of $5.64 per share, none of which were issued and outstanding as of the date of this Prospectus; (iii) 119,000 shares of preferred stock without designation, par value of $20.00 per share, none of which were issued and outstanding as of the date of this Prospectus; and (iv) 100,000 Blank Check Preferred Shares, par value $0.001 per share, none of which were issued and outstanding as of the date of this Prospectus.

Common Stock

     Each share of Common Stock is entitled to one vote. There are no pre-emptive, subscription, conversion or redemption rights pertaining to the shares of Common Stock. Stockholders are entitled to receive such dividends as declared by the board of directors out of assets legally available therefor and to share ratably in the assets of the Company available upon liquidation.

     The Certificate of Incorporation does not provide for cumulative voting. Therefore, stockholders do not have the right to aggregate their votes for the election of directors and, accordingly, stockholders holding more than 50% of the shares of Common Stock outstanding can elect all of the directors.

Preferred Stock

     The Company is authorized to issue 425,200 shares of preferred stock without designation, par value $5.64 per share, and 119,000 shares of preferred stock without designation, par value $20.00 per share. The determination of voting powers, designations, preferences and relative, participating, optional and other special rights, and qualifications, limitations or restrictions relating to these shares of preferred stock is subject to stockholder approval. As of the date of this Prospectus, there were no shares of preferred stock outstanding.

     The certificate of incorporation grants the board of directors the right to cause the Company to issue, from time to time, all or part of the Blank Check Preferred Shares remaining undesignated in one or more series, and to fix the number of Blank Check Preferred Shares and determine or alter for each series, the voting powers, full, limited, or none, and other designations, preferences, or relative, participating, optional or other special rights and such qualifications, limitations, or restrictions thereof. As of the date of this Prospectus, there were no Blank Check Preferred Shares outstanding.

Transfer Agent

     The Company's transfer agent is LaSalle National Trust,
N.A., 135 South LaSalle Street, Room 360, Chicago, Illinois
60603-4105.

Delaware Antitakeover Law

     The Delaware Antitakeover Law prohibits certain "business combinations" between a Delaware corporation, whose stock is generally publicly-traded or held by more than 2,000 stockholders, and an "interested stockholder" of the corporation for a three-year period following the date that such stockholder became an interested stockholder, unless: (i) the corporation has elected, in its certificate of incorporation, not to be governed by the Delaware Antitakeover Law (the Company has not made such an election); (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder; (iii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 % of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors or who became an interested stockholder prior to the amendment to the corporation's certificate of incorporation to subject the corporation to the Delaware Antitakeover Law. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined, generally, as those stockholders who become beneficial owners of 15% or more of a
Delaware corporation's voting stock.   See  Risk Factors
Prohibitions Under the Delaware General Corporation Law Restricting Certain Business Combinations.

     These provisions could delay or frustrate the removal of incumbent directors or a change in control of the Company. These provisions also could discourage, impede, or prevent a merger, tender offer or proxy contest, even if such an event would be favorable to the interests of the stockholders.

Indemnification of Directors and Officers

      Section 2 of Article Eighth of the Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (the DGCL ).
Section 145 of the DGCL provides for indemnification of directors and officers from and against expenses (including attorney s fees), judgments, fines and amounts paid in settlement reasonably incurred by them in connection with any civil, criminal, administrative or investigative claim or proceeding (including civil actions brought as derivative actions by or in the right of the corporation but only to the extent of expenses reasonably incurred in defending or settling such action) in which they may become involved by reason of being a director or officer of the corporation if the director or officer acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation and, in addition, in criminal actions, if he had no reasonable cause to believe his conduct to be unlawful. If, in an action brought by or in the right of the corporation, the director or officer is adjudged to be liable for negligence or misconduct in the performance of his duty, he will only be entitled to this indemnity as the court finds to be proper. Persons who are successful in defense of any claim against them are entitled to indemnification as of right against expenses actually and reasonably incurred in connection therewith. In all other cases, indemnification shall be made (unless otherwise ordered by a court) only if the board of directors, acting by a majority vote of a quorum of disinterested directors, independent legal counsel or holders of a majority of the shares entitled to vote, determines that the applicable standard of conduct has been met. Section 145 also provides this indemnity for directors and officers of a corporation who, at the request of the corporation, act as directors, officers, employees or agents of other corporations, partnerships or other enterprises.

      Section 1 of Article Eighth of the Company's Certificate of Incorporation limits the liability of the Company's directors to the Company or its stockholders to the fullest extent permitted by the DGCL. Section 102(b)(7) of the DGCL provides that personal monetary liabilities of a director for breaches of his fiduciary duties as a director may not be eliminated with regard to any breach of the duty of loyalty, failing to act in good faith, intentional misconduct or knowing violation of law, payment of an unlawful dividend, approval of an illegal stock repurchase, or obtainment of an improper personal benefit. Such a provision has no affect on the availability of equitable remedies, such as an injunction or recision, for breach of fiduciary duty.


     The employment agreements of certain directors and officers contain a provision similar to the provisions of the Certificate of Incorporation. The Company maintains directors and officers liability insurance that will insure against liabilities that directors and officers of the Company may incur in such capacities.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                           PLAN OF DISTRIBUTION

     This Prospectus, as appropriately amended or supplemented, may be used from time to time by the Selling Stockholder, or his transferees, to offer and sell the Shares in transactions in which the Selling Stockholder and any broker-dealer through whom any of the Shares are sold may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive none of the proceeds from any such sales. There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the Shares.

     The Company anticipates that resales of the Shares by the Selling Stockholders will be effected from time to time on the open market in ordinary brokerage transactions on the Nasdaq National Market ("Nasdaq"), on which the Common Stock is included for quotation, in the over-the-counter market, or in private transactions (which may involve crosses and block transactions). The Shares will be offered for sale at market prices prevailing at the time of sale or at negotiated prices and on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Shares may be offered directly, through agents designated from time to time, or through brokers or dealers. A member firm of the Nasdaq may be engaged to act as the Selling Stockholder's agent in the sale of the Shares by the Selling Stockholder and/or may acquire Shares as principal. Member firms participating in such transactions as agent may receive commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such Shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rates of the Nasdaq, which commissions may be at negotiated rates where permissible. Sales of the Shares by the member firm may be made on the Nasdaq from time to time at prices related to prices then prevailing. Any such sales may be by block trade.

     Participating broker-dealers may agree with the Selling Stockholder to sell a specified number of shares at a stipulated price per share and, to the extent such broker dealer is unable to do so acting as agent for the Selling Stockholder to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the Selling Stockholder. In addition or alternatively, shares may be sold by the Selling Stockholder, and/or by or through the broker-dealers in special offerings, exchange distributions, or secondary distributions pursuant to and in compliance with the governing rules of the Nasdaq, and in connection therewith commissions in excess of the customary commission prescribed by the rules of such securities exchange may be paid to participating broker-dealers, or, in the case of certain secondary distributions, a discount or concession from the offering price may be allowed to participating broker-dealers in excess of such customary commission. Broker-dealers who acquire shares as principal may thereafter resell such Shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described in the preceding two sentences) on the Nasdaq, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive commissions from the purchasers of such shares.

     Upon the Company's being notified by a Selling Stockholder that a particular offer to sell the Shares is made, a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, or secondary distribution, or any block trade has taken place, to the extent required, a supplement to this Prospectus will be delivered together with this Prospectus and filed pursuant to Rule 424(b) under the Securities Act setting forth with respect to such offer or trade the terms of the offer or trade; including (i) the number of Shares involved, (ii) the price at which the Shares were sold, (iii) any participating brokers, dealers, agents or member firm involved, (iv) any discounts, commissions and other items paid as compensation from, and the resulting net proceeds to, the Selling Stockholder, (v) that such broker-dealers did not conduct any investigation to verify the information set out in this Prospectus, and (vi) other facts material to the transaction.

     Shares may be sold directly by the Selling Stockholders or through agents designated by the Selling Stockholders from time to time. Unless otherwise indicated in the supplement to this Prospectus, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Selling Stockholders and any brokers, dealers, agents, member firm or others that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of the Shares purchased by such person may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company may agree to indemnify the Selling Stockholders as an underwriter under the Securities Act against certain liabilities, including liabilities arising under the Securities Act. Agents may be entitled under agreements entered into with the Selling Stockholders to indemnification against certain civil liabilities, including liabilities under the Securities Act.

     The Selling Stockholders will be subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including without limitation Rules 10b-2, 10b-6, and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders. All of the foregoing may affect the marketability of the Shares.

     The Company will pay substantially all the expenses incident to this offering of the Shares by the Selling Stockholder to the public other than brokerage fees, commissions and discounts of underwriters, dealers or agents.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licenses brokers or dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and the Company or Selling Stockholders comply with the applicable requirements.

                            LEGAL MATTERS

     The validity of the Shares offered by this Prospectus has been passed upon by Shefsky Froelich & Devine Ltd., Chicago,
Illinois.

                               EXPERTS

     The consolidated financial statements of Continental Waste Industries, Inc. as of December 31, 1994 and 1993 and for the years ended December 31, 1994, 1993 and 1992 included in this Prospectus have been audited by Arthur Andersen, LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

No dealer, salesman or other person has
been authorized to give any information
or to make any representations other
than those contained or incorporated by
reference in this Prospectus, and if
given or made, such information or
representations must not be relied upon
as having been authorized by the
Company.  Neither the delivery of this
Propsectus nor any sale made hereunder
shall under any circumstances create
any implication that there has been            CONTINENTAL
no change in the affairs of the
Company since the date hereof.  This        WASTE INDUSTRIES,
Prospectus does not constitute an
offer or solicitation by anyone in any             INC.
jurisdiction in which the person making
such offer or solicitation is not
qualified to do so or to anyone whom
it is unlawful to make such offer or
solicitation.                                ________________

                                               PROSPECTUS

                                             ________________

      _______________                          2,473,361

                                               SHARES OF
   TABLE OF CONTENTS                          COMMON STOCK
                                           ($0.0006 Par Value)
                                   Page

Available Information                2
Documents Incorporated by Reference  2
The Company                          3
Risk Factors                         4
Selling Stockholders                 9
Description of Capital Stock        12
Plan of Distribution                14
Legal Matters                       16      January 18, 1996
Experts                             16

                                  Part II

            INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Insurance and Distribution

The following sets forth the estimated expenses and costs in connection with the issuance and distribution of securities being registered hereby. All such expenses will be borne by the Company.

       Securities and Exchange Commission
              Registration Fee                       $8,845
       Accounting Fees and Expenses                   1,000*
       Legal Fees and Expenses                        4,000*
       Blue Sky Fees and Expenses                     1,000*
       Miscellaneous                                  1,330*
            Total. . . . . . . . . . . . . . .     $ 16,000*
_____________________
* Estimated


Item 15.   Indemnification of Directors and Officers.

      Section 2 of Article Eighth of the Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (the DGCL ).
Section 145 of the DGCL provides for indemnification of directors and officers from and against expenses (including attorney's fees), judgments, fines and amounts paid in settlement reasonably incurred by them in connection with any civil, criminal, administrative or investigative claim or proceeding (including civil actions brought as derivative actions by or in the right of the corporation but only to the extent of expenses reasonably incurred in defending or settling such action) in which they may become involved by reason of being a director or officer of the corporation if the director or officer acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation and, in addition, in criminal actions, if he had no reasonable cause to believe his conduct to be unlawful. If, in an action brought by or in the right of the corporation, the director or officer is adjudged to be liable for negligence or misconduct in the performance of his duty, he will only be entitled to this indemnity as the court finds to be proper. Persons who are successful in defense of any claim against them are entitled to indemnification as of right against expenses actually and reasonably incurred in connection therewith. In all other cases, indemnification shall be made (unless otherwise ordered by a court) only if the board of directors, acting by a majority vote of a quorum of disinterested directors, independent legal counsel or holders of a majority of the shares entitled to vote, determines that the applicable standard of conduct has been met. Section 145 also provides this indemnity for directors and officers of a corporation who, at the request of the corporation, act as directors, officers, employees or agents of other corporations, partnerships or other enterprises.

      Section 1 of Article Eighth of the Company's Certificate of Incorporation limits the liability of the Company's directors to the Company or its stockholders to the fullest extent permitted by the DGCL. Section 102(b)(7) of the DGCL provides that personal monetary liabilities of a director for breaches of his fiduciary duties as a director may not be eliminated with regard to any breach of the duty of loyalty, failing to act in good faith, intentional misconduct or knowing violation of law, payment of an unlawful dividend, approval of an illegal stock repurchase, or obtainment of an improper personal benefit. Such a provision has no affect on the availability of equitable remedies, such as an injunction or recision, for breach of fiduciary duty.

     The employment agreements of certain directors and officers contain a provision similar to the provisions of the Certificate of Incorporation.

      The Company maintains directors and officers liability insurance that will insure against liabilities that directors and officers of the Company may incur in such capacities.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits and Financial Statement Schedules

Exhibit
  No.     Description

5 Opinion of Shefsky Froelich & Devine Ltd. regarding the legality of the Shares.

23.1      Consent of Arthur Andersen LLP

23.2      Consent of Shefsky Froelich & Devine Ltd. (included in
          Exhibit 5 above).

24 Power of Attorney (included on signature page of registration statement).

Item 17.  Undertakings

(a)  The Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final
adjudication of such issue.
                                SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clark, State of New Jersey on the 18th day of January, 1996.


                         CONTINENTAL WASTE INDUSTRIES, INC.


                         By: /s/ Carlos E. Aguero

                            Carlos E. Aguero
                            President, Chief Executive
                            Officer and Director


   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in their respective capacities with the Registrant on the dates indicated.

      Signature                  Title              Date

/s/     *           Chairman of the Board and    January 18, 1996
Thomas A. Volini    Chief Operating Officer
                   (Principal Executive Officer)

/s/     *           President, Chief Executive   January 18, 1996
Carlos E. Aguero    Officer and Director
                    (Principal Executive Officer)

/s/     *           Senior Vice President and    January 18, 1996
Michael J. Drury   (Chief Financial Officer and
                    Chief Accounting Officer)

/s/     *           Director                     January 18, 1996
Bret R. Maxwell

/s/     *           Director                     January 18, 1996
Donald H. Haider

/s/     *           Director                     January 18, 1996
Richard J. Carlson

     Carlos E. Aguero, the undersigned attorney-in-fact, by signing his name below, does hereby sign this amendment to the Registration Statement on behalf of the above-indicated Officers and Directors of Continental Waste, Inc. (constituting all the Directors) pursuant to powers of attorney executed by such persons and heretofore filed with the Securities and Exchange Commission.


                 *By: /s/ Carlos E. Aguero
                      As attorney-in-fact

                             INDEX TO EXHIBITS

Exhibit
   No.          Description of Documents               Page


5*      Opinion of Shefsky Froelich & Devine Ltd.
        regarding the legality of the Shares. .

23.1    Consent of Arthur Andersen LLP. . . . .

23.2*   Consent of Shefsky Froelich & Devine Ltd.
        (included in Exhibit 5 above)..

24* Power of Attorney (included on signature page of registration statement) . .


* Previously filed

EXHIBIT 23.1  Consent of Arthur Andersen LLP



             [Letterhead of ARTHUR ANDERSEN LLP]




             CONSENT OF INDEPENDENT PUBIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our report dated February 20, 1995, included in Continental Waste Industries, Inc.'s Form 10-KSB for the year ended December 31, 1994 and to all references to our Firm included in or made a part of this registration statement.



ARTHUR ANDERSEN LLP




Chicago, Illinois,
January 17, 1996